UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 9, 2017

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated November 9, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: November 9, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
THIRD QUARTER 2017 RESULTS

Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of $18.9 million (inclusive of $38.0 million write-down of conventional tankers) and adjusted net income attributable to the partners and preferred unitholders(1) of $20.9 million in the third quarter of 2017.

•	Generated distributable cash flow(1) of $40.2 million, or $0.50 per common unit, in the third quarter of 2017.

•	As at September 30, 2017, the Partnership had total liquidity of approximately $415 million after giving pro forma effect to the $170 million preferred equity issuance completed in October 2017.

•
In October and November 2017, the Partnership took delivery of two MEGI LNG carrier newbuildings and a 30-percent owned LNG carrier newbuilding, each of which immediately commenced charter contracts with Shell ranging between six and 20 years in duration.

•
In November 2017, the Partnership completed $327 million of new long-term financings for the Partnership's growth projects to fund an FSU for the Bahrain regasification facility and one MEGI LNG carrier newbuilding.

Hamilton, Bermuda, November 9, 2017 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2017.

	Three Months Ended
	September 30, 2017	June 30, 2017	September 30, 2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	104,285	100,904	100,658
Income from vessel operations	10,322	29,871	50,634
Equity income (loss)	1,417	(507)	13,514
Net (loss) income attributable to the partners and preferred unitholders	(18,896)	(16,073)	50,107
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	107,254	106,252	115,973
Distributable cash flow (DCF) (1)	40,224	40,623	54,325
Adjusted net income attributable to the partners and preferred unitholders (1)	20,925	17,860	32,093

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

GAAP net income and adjusted net income decreased in the third quarter of 2017 compared to the same period of the prior year primarily due to lower revenues from the Partnership’s six liquefied petroleum gas (LPG) carriers chartered to I.M. Skaugen SE (Skaugen) from uncollected hire; the sale of the Asian Spirit conventional tanker in the first quarter of 2017; and lower spot rates earned for certain of the vessels in the Partnership’s 50-percent owned joint venture with Exmar NV (the Exmar LPG Joint Venture). These decreases were partially offset by the deliveries of two M-Type, Electronically Controlled, Gas Injection (MEGI) liquefied natural gas (LNG) carrier newbuildings and commencement of their charter contracts between August 2016 and March 2017 and deliveries of three mid-size LPG carriers between November 2016 and July 2017 in the Exmar LPG Joint Venture. GAAP net (loss) income was also affected in the third quarter of 2017 compared to the same period of the prior year by various non-cash items, such as the write-downs of the African Spirit, Teide Spirit and Toledo Spirit conventional tankers, and an increase in unrealized foreign currency exchange losses relating to the Partnership’s Euro and NOK-denominated debt.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the third quarter of 2017, we continued to generate stable cash flows that were in line with our expectations,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.

“Since reporting earnings in August 2017, we have continued to execute on our portfolio of growth projects delivering through 2020,” Mr. Kremin continued. “In October and November 2017, we took delivery of two wholly-owned MEGI LNG carrier newbuildings and one 30-percent owned LNG carrier newbuilding, all of which immediately commenced charter contracts ranging between six and 20 years in duration with Shell. We expect these newbuilding deliveries will have a positive contribution to our cash flows and earnings beginning in the fourth quarter of 2017. Looking ahead to 2018, we expect to take delivery of an additional eight LNG carrier newbuildings, all of which are scheduled to commence charter contracts ranging between six and 28 years in duration, which we expect will provide further cash flow and earnings growth to the Partnership.”

Mr. Kremin added, “On the financing side, we continue to execute on financing our newbuilding projects and have recently completed $327 million in new debt financings relating to a floating storage unit for the Bahrain regasification project and one MEGI LNG carrier newbuilding. In addition, we have once again demonstrated access to capital markets and further strengthened our balance sheet through our recent $170 million preferred equity offering completed in October 2017.”
Summary of Recent Events
LNG Carrier Newbuilding Deliveries

In October and November 2017, the Partnership took delivery of two MEGI LNG carrier newbuildings, the Macoma and Murex, chartered to Royal Dutch Shell (Shell), which immediately commenced their six and seven-year charter contracts, plus extension options, respectively.

In October 2017, the Partnership’s 30-percent owned joint venture with China LNG Shipping (Holdings) Limited and CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) took delivery of an LNG carrier newbuilding, the Pan Asia, which immediately commenced its 20-year charter contract with Shell.

Debt Financing Update

In November 2017, the Partnership completed a $327 million long-term debt facility to finance a Floating Storage Unit (FSU) to be chartered on a 20-year charter contract to the Bahrain regasification project commencing in the third quarter of 2018 and one MEGI LNG carrier newbuilding to be chartered on a 13-year charter contract with BP starting in early-2019.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	September 30, 2017			September 30, 2016
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	92,700	11,585	104,285	87,260	13,398	100,658
Income (loss) from vessel operations	44,902	(34,580)	10,322	48,009	2,625	50,634
Equity income	1,417	—	1,417	13,514	—	13,514
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	68,448	6,188	74,636	72,446	7,061	79,507
CFVO from equity-accounted vessels(i)	32,618	—	32,618	36,466	—	36,466
Total CFVO(i)	101,066	6,188	107,254	108,912	7,061	115,973

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and cash flow from vessel operations from consolidated vessels for the three months ended September 30, 2017, compared to the same quarter of the prior year, was impacted primarily by lower revenues from the Partnership's six LPG carriers on charter to Skaugen as a result of uncollected hire. These decreases were partially offset by the delivery of two MEGI LNG carrier newbuildings, the Oak Spirit and the Torben Spirit, which commenced their respective charter contracts in August 2016 and March 2017.

Equity income and cash flow from vessel operations from equity-accounted vessels for the three months ended September 30, 2017, compared to the same quarter of the prior year, was impacted primarily by lower spot rates earned in 2017 on certain vessels in the Exmar LPG Joint Venture. This decrease was partially offset by deliveries of three mid-size LPG carriers in the Exmar LPG Joint Venture between November 2016 and July 2017. Equity income was also impacted by a decrease in net unrealized gains on designated and non-designated derivative instruments during the three months ended September 30, 2017, compared to the same period of the prior year.

Conventional Tanker Segment

Income (loss) from vessel operations and cash flow from vessel operations for the three months ended September 30, 2017, compared to the same quarter of the prior year, were impacted by the sale of the Asian Spirit in the first quarter of 2017. Income (loss) from vessel operations for the three months ended September 30, 2017 was also impacted by $38.0 million of write-downs related to the African Spirit, Teide Spirit and Toledo Spirit.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2017:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	35(ii)	15(ii)	50
LPG/Multigas Carrier Fleet	27(iii)	3(iv)	30
Conventional Tanker Fleet	5(v)	—	5
Total	67	18	85

(i)	Owned vessels includes vessels accounted for under capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	The Partnership’s interest in these vessels is 50 percent.

(v)	One of the Partnership's conventional tankers is held for sale.

Liquidity
In October 2017, the Partnership completed a public offering of $170 million of its 8.5-percent Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Series B Preferred Units), including $20 million sold pursuant to the exercise of the underwriter's over-allotment option, raising net proceeds of approximately $164 million. The Partnership intends to use the net proceeds for general partnership purposes, which may include funding installment payments on newbuilding deliveries and debt repayments.

As of September 30, 2017, the Partnership had total liquidity of $251.0 million (comprised of $161.0 million in cash and cash equivalents and $90.0 million in undrawn credit facilities). Giving pro-forma effect to the issuance of the Series B Preferred Units completed in October 2017, the Partnership's total liquidity as at September 30, 2017 would have been approximately $415 million.

Conference Call
The Partnership plans to host a conference call on Thursday, November 9, 2017 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 239-9838 or (416) 640-5942, if outside North America, and quoting conference ID code 4124786.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 50 LNG carriers (including 15 newbuildings), 30 LPG/Multigas carriers (including three newbuildings) and five conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification facility, which is currently under construction. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbol “TGP”, "TGP PR A" and "TGP PR B", respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (2) of the statement of (loss) income for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net (loss) income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	104,285	100,904	100,658	306,369	295,670

Voyage expenses	(1,466)	(996)	(355)	(3,899)	(1,354)
Vessel operating expenses	(26,724)	(26,001)	(22,055)	(76,113)	(66,320)
Depreciation and amortization	(24,980)	(26,794)	(24,041)	(77,894)	(70,521)
General and administrative expenses	(2,793)	(4,642)	(3,573)	(11,592)	(14,865)
Write-down and loss on sales of vessels(1)	(38,000)	(12,600)	—	(50,600)	(27,439)
Income from vessel operations	10,322	29,871	50,634	86,271	115,171

Equity income (loss)(2)	1,417	(507)	13,514	6,797	52,579
Interest expense	(20,091)	(20,525)	(15,644)	(57,604)	(42,910)
Interest income	602	579	653	2,035	1,800
Realized and unrealized (loss) gain on non-designated derivative instruments(3)	(2,178)	(7,384)	5,004	(8,375)	(50,406)
Foreign currency exchange (loss) gain(4)	(5,104)	(15,825)	504	(24,497)	(10,139)
Other income	356	390	397	1,137	1,223
Net (loss) income before tax expense	(14,676)	(13,401)	55,062	5,764	67,318
Income tax expense	(750)	(236)	(209)	(1,143)	(722)
Net (loss) income	(15,426)	(13,637)	54,853	4,621	66,596

Non-controlling interest in net (loss) income	3,470	2,436	4,746	10,533	10,556
Preferred unitholders' interest in net (loss) income	2,813	2,813	—	8,438	—
General Partner's interest in net (loss) income	(434)	(378)	1,002	(287)	1,121
Limited partners’ interest in net (loss) income	(21,275)	(18,508)	49,105	(14,063)	54,919
Weighted-average number of common units outstanding:
• Basic	79,626,819	79,626,819	79,571,820	79,614,731	79,567,188
• Diluted	79,626,819	79,626,819	79,697,417	79,773,745	79,659,822
Total number of common units outstanding at end of period	79,626,819	79,626,819	79,571,820	79,626,819	79,571,820

(1)
The write-down and loss on sales of vessels for the three and nine months ended September 30, 2017 includes impairment charges on the African Spirit, Teide Spirit and Toledo Spirit Suezmax tankers. The charterer for the African Spirit notified the Partnership in August 2017 that it would redeliver the vessel to the Partnership upon its charter contract ending in November 2017, which resulted in a write-down of the vessel to its estimated market value. The charterer for the Teide Spirit and Toledo Spirit, who is also the owner of these vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In October 2017, the charterer notified the Partnership that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with the Partnership. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given the Partnership's prior experience with this charterer, the Partnership expects it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. As a result, the Partnership wrote down the Teide Spirit and Toledo Spirit to their estimated market values. The write-down and loss on sales of vessels for the three months ended June 30, 2017 and nine months ended September 30, 2017 includes the write-down of the European Spirit Suezmax tanker to its estimated market value, as the Partnership commenced marketing the vessel for sale upon receiving notification from the charterer in late-June 2017 that it will redeliver the vessel back to the Partnership in August 2017. The write-down and loss on sales of vessels for the nine months ended September 30, 2016 relates to Centrofin Management Inc. exercising its purchase options, under the 12-year charter contracts, to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers.

(2)
The Partnership’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss), the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Equity income (loss)	1,417	(507)	13,514	6,797	52,579
Proportionate share of unrealized (gain) loss on non-designated derivative instruments	(1,485)	182	(4,525)	(3,087)	1,117
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	968	4,109	(682)	4,534	(8)
Proportionate share of other items	219	211	81	460	153
Equity income adjusted for items in Appendix A	1,119	3,995	8,388	8,704	53,841

(3)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Realized (losses) gains relating to:
Interest rate swap agreements	(4,528)	(4,610)	(6,494)	(13,813)	(19,750)
Interest rate swaption agreements termination	—	(1,005)	—	(610)	—
Toledo Spirit time-charter derivative contract	646	(135)	(10)	526	620
	(3,882)	(5,750)	(6,504)	(13,897)	(19,130)

Unrealized gains (losses) relating to:
Interest rate swap agreements	1,775	(1,866)	8,436	4,211	(18,441)
Interest rate swaption agreements	285	112	1,992	427	(16,765)
Toledo Spirit time-charter derivative contract	(356)	120	1,080	884	3,930
	1,704	(1,634)	11,508	5,522	(31,276)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(2,178)	(7,384)	5,004	(8,375)	(50,406)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of (Loss) Income.

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle or terminate the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds and realized gains on NOK bond repurchases. Foreign currency exchange (loss) gain also includes unrealized gains relating to the change in fair value of such derivative instruments, partially offset by unrealized losses on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Realized losses on cross-currency swaps	(1,598)	(2,084)	(2,283)	(7,219)	(6,903)
Realized losses on cross-currency swaps termination	—	(25,733)	—	(25,733)	34,958
Realized gains on repurchase of NOK bonds	—	25,733	—	25,733	—
Unrealized gains on cross-currency swaps	20,523	34,906	20,217	58,128	—
Unrealized losses on revaluation of NOK bonds	(17,906)	(36,325)	(14,748)	(54,837)	(31,611)

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	161,008	191,110	126,146
Restricted cash – current	21,386	5,896	10,145
Accounts receivable	22,079	20,600	25,224
Prepaid expenses	4,345	3,484	3,724
Vessels held for sale	17,000	17,000	20,580
Current portion of derivative assets	1,759	1,354	531
Current portion of net investments in direct financing leases	9,683	9,487	150,342
Advances to affiliates	9,245	2,433	9,739
Total current assets	246,505	251,364	346,431

Restricted cash – long-term	71,626	102,347	106,882

Vessels and equipment
At cost, less accumulated depreciation	1,316,234	1,340,138	1,374,128
Vessels under capital leases, at cost, less accumulated depreciation	643,973	674,771	484,253
Advances on newbuilding contracts	492,800	388,366	357,602
Total vessels and equipment	2,453,007	2,403,275	2,215,983
Investment in and advances to equity-accounted joint ventures	1,114,709	1,074,430	1,037,726
Net investments in direct financing leases	624,122	624,484	492,666
Other assets	1,440	3,335	5,529
Derivative assets	9,324	2,576	4,692
Intangible assets – net	63,293	65,506	69,934
Goodwill – liquefied gas segment	35,631	35,631	35,631
Total assets	4,619,657	4,562,948	4,315,474

LIABILITIES AND EQUITY
Current
Accounts payable	2,240	2,884	5,562
Accrued liabilities	38,056	39,280	35,881
Unearned revenue	20,283	18,701	16,998
Current portion of long-term debt	516,232	205,881	188,511
Current obligations under capital lease	108,592	95,355	40,353
Current portion of in-process contracts	9,050	10,527	15,833
Current portion of derivative liabilities	69,964	42,060	56,800
Advances from affiliates	9,864	11,474	15,492
Total current liabilities	774,281	426,162	375,430
Long-term debt	1,380,175	1,618,131	1,602,715
Long-term obligations under capital lease	595,674	574,484	352,486
Long-term unearned revenue	9,358	9,682	10,332
Other long-term liabilities	58,432	59,338	60,573
In-process contracts	2,418	4,019	8,233
Derivative liabilities	59,312	102,165	128,293
Total liabilities	2,879,650	2,793,981	2,538,062

Equity
Limited partners – common units	1,516,634	1,548,935	1,563,852
Limited partners – preferred units	123,520	123,520	123,426
General partner	49,690	50,348	50,653
Accumulated other comprehensive income	1,747	1,184	575
Partners' equity	1,691,591	1,723,987	1,738,506
Non-controlling interest	48,416	44,980	38,906
Total equity	1,740,007	1,768,967	1,777,412
Total liabilities and total equity	4,619,657	4,562,948	4,315,474

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	4,621	66,596
Non-cash items:
Unrealized (gain) loss on non-designated derivative instruments	(5,522)	31,276
Depreciation and amortization	77,894	70,521
Write-down and loss on sales of vessels	50,600	27,439
Unrealized foreign currency exchange gain and other	(7,845)	(4,476)
Equity income, net of dividends received of $28,781 (2016 – $32,851)	21,984	(19,728)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	755	1,044
Change in operating assets and liabilities	1,804	(15,177)
Expenditures for dry docking	(17,067)	(6,574)
Net operating cash flow	127,224	150,921

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	249,682	259,922
Debt issuance costs	(1,765)	(562)
Scheduled repayments of long-term debt	(136,582)	(141,505)
Prepayments of long-term debt	(67,040)	(195,789)
Scheduled repayments of capital lease obligations	(27,411)	(17,477)
Decrease in restricted cash	22,196	13,086
Cash distributions paid	(42,462)	(34,099)
Dividends paid to non-controlling interest	(658)	(1,167)
Other	(605)	—
Net financing cash flow	(4,645)	(117,591)

INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(143,513)	(32,994)
Return of capital from equity-accounted joint ventures	40,320	—
Receipts from direct financing leases	9,203	18,262
Proceeds from sale of vessels	20,580	94,311
Proceeds from sale-leaseback of vessels	335,830	355,306
Expenditures for vessels and equipment	(350,137)	(302,301)
Net investing cash flow	(87,717)	132,584

Increase in cash and cash equivalents	34,862	165,914
Cash and cash equivalents, beginning of the period	126,146	102,481
Cash and cash equivalents, end of the period	161,008	268,395

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,
	2017	2016
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(15,426)	54,853
Less: Net (loss) income attributable to non-controlling interests	(3,470)	(4,746)
Net (loss) income attributable to the partners and preferred unitholders	(18,896)	50,107
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	38,000	—
Unrealized foreign currency exchange losses (gains)(2)	3,548	(2,685)
Unrealized (gains) losses on non-designated and designated derivative instruments and other items from equity–accounted investees(3)	(298)	(5,126)
Unrealized gains on non-designated derivative instruments(4)	(1,704)	(11,508)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	8	130
Non-controlling interests’ share of items above(5)	267	1,175
Total adjustments	39,821	(18,014)
Adjusted net income attributable to the partners and preferred unitholders	20,925	32,093

(1)
Write-down of vessels relate to the Partnership's impairment charges on the African Spirit, Teide Spirit and Toledo Spirit. See Note 1 to the Consolidated Statements of (Loss) Income included in this release for further details.

(2)
Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See Note 2 to the Consolidated Statements of (Loss) Income included in this release for further details.

(4)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 3 to the Consolidated Statements of (Loss) Income included in this release for further details.

(5)
Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net (loss) income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	September 30,
	2017	2016
	(unaudited)	(unaudited)

Net (loss) income:	(15,426)	54,853
Add:
Write-down of vessels	38,000	—
Depreciation and amortization	24,980	24,041
Partnership’s share of equity–accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	11,008	16,397
Unrealized foreign currency exchange losses (gains)	3,548	(2,685)
Direct finance lease payments received in excess of revenue recognized	1,901	5,247
Distributions relating to equity financing of newbuildings	1,589	—

Less:
Deferred income tax and other non-cash items	(894)	(1,012)
Equity income	(1,417)	(13,514)
Unrealized gains on non-designated derivative instruments	(1,704)	(11,508)
Distributions relating to preferred units	(2,813)	—
Estimated maintenance capital expenditures	(13,232)	(12,065)
Distributable Cash Flow before Non-controlling interest	45,540	59,754
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,316)	(5,429)
Distributable Cash Flow	40,224	54,325
Amount of cash distributions attributable to the General Partner	(227)	(227)
Limited partners' Distributable Cash Flow	39,997	54,098
Weighted-average number of common units outstanding	79,626,819	79,571,820
Distributable Cash Flow per limited partner common unit	0.50	0.68

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $8.3 million and $7.6 million for the three months ended September 30, 2017 and 2016, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	92,700	11,585	104,285
Voyage expenses	(716)	(750)	(1,466)
Vessel operating expenses	(22,172)	(4,552)	(26,724)
Depreciation and amortization	(22,580)	(2,400)	(24,980)
General and administrative expenses	(2,330)	(463)	(2,793)
Write-down of vessels	—	(38,000)	(38,000)
Income (loss) from vessel operations	44,902	(34,580)	10,322

	Three Months Ended September 30, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	87,260	13,398	100,658
Voyage expenses	(175)	(180)	(355)
Vessel operating expenses	(16,751)	(5,304)	(22,055)
Depreciation and amortization	(19,317)	(4,724)	(24,041)
General and administrative expenses	(3,008)	(565)	(3,573)
Income from vessel operations	48,009	2,625	50,634

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	44,902	(34,580)	10,322
Depreciation and amortization	22,580	2,400	24,980
Write-down of vessels	—	38,000	38,000
Amortization of in-process contracts included in voyage revenues	(935)	(278)	(1,213)
Direct finance lease payments received in excess of revenue recognized	1,901	—	1,901
Realized gain on Toledo Spirit derivative contract	—	646	646
Cash flow from vessel operations from consolidated vessels	68,448	6,188	74,636

	Three Months Ended September 30, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	48,009	2,625	50,634
Depreciation and amortization	19,317	4,724	24,041
Amortization of in-process contracts included in voyage revenues	(127)	(278)	(405)
Direct finance lease payments received in excess of revenue recognized	5,247	—	5,247
Realized loss on Toledo Spirit derivative contract	—	(10)	(10)
Cash flow from vessel operations from consolidated vessels	72,446	7,061	79,507

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2017		September 30, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	117,013	52,310	125,278	56,502
Voyage expenses	(3,933)	(2,015)	(5,398)	(2,730)
Vessel operating expenses and general and administrative expenses	(43,631)	(20,246)	(41,465)	(19,384)
Depreciation and amortization	(29,201)	(14,486)	(25,771)	(12,899)
Income from vessel operations of equity-accounted vessels	40,248	15,563	52,644	21,489
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(31,322)	(14,146)	(15,012)	(7,975)
Net income / equity income of equity-accounted vessels	8,926	1,417	37,632	13,514

Income from vessel operations of equity-accounted vessels	40,248	15,563	52,644	21,489
Depreciation and amortization	29,201	14,486	25,771	12,899
Direct finance lease payments received in excess of revenue recognized	10,018	3,636	9,333	3,388
Amortization of in-process revenue contracts	(2,065)	(1,067)	(2,553)	(1,310)

Cash flow from vessel operations from equity-accounted vessels	77,402	32,618	85,195	36,466

(1)
The Partnership's equity-accounted vessels for the three months ended September 30, 2017 and 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni joint venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including three newbuildings, as at September 30, 2017, compared to 23 vessels owned and in-chartered, including five newbuildings, as at September 30, 2016; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 Ice-Class LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at September 30, 2017		As at December 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	334,695	139,527	400,090	167,813
Other current assets	47,077	20,383	72,437	33,817
Vessels and equipment	2,219,304	1,142,365	2,174,467	1,121,293
Advances on newbuilding contracts	1,157,300	420,494	824,534	303,162
Net investments in direct financing leases, current and non-current	1,788,979	655,602	1,816,365	665,599
Other non-current assets	76,737	50,635	73,814	44,177
Total assets	5,624,092	2,429,006	5,361,707	2,335,861

Current portion of long-term debt and obligations under capital lease	147,205	67,279	209,814	99,994
Current portion of derivative liabilities	25,170	8,444	27,388	9,622
Other current liabilities	83,491	36,785	76,480	32,068
Long-term debt and obligations under capital lease	2,755,740	1,135,713	2,677,447	1,087,425
Shareholders' loans, current and non-current	368,444	131,439	545,028	272,514
Derivative liabilities	82,468	27,259	82,738	27,526
Other long-term liabilities	75,128	38,817	80,170	41,500
Equity	2,086,446	983,270	1,662,642	765,212
Total liabilities and equity	5,624,092	2,429,006	5,361,707	2,335,861

Investments in equity-accounted joint ventures		983,270		765,212
Advances to equity-accounted joint ventures		131,439		272,514
Investments in and advances to equity-accounted joint ventures		1,114,709		1,037,726

(1)
The Partnership's equity-accounted joint ventures as at September 30, 2017 and December 31, 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni joint venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including three newbuildings, as at September 30, 2017, compared to 23 vessels owned and in-chartered, including four newbuildings, as at December 31, 2016; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 Ice-Class LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the effects of recent and future newbuilding deliveries on the Partnership’s cash flows and earnings; the timing of newbuilding vessel deliveries and the commencement of related contracts; and the Partnership's access to capital markets. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership's or the Partnership's joint ventures' ability to secure financing for its existing newbuildings and projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.